VIA EDGAR

January 12, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance

RE:	Horizon Pharma plc Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 29, 2016 Form 10-Q for the Quarterly Period Ended September 30, 2016 Filed November 7, 2016 File No. 001-35238

Dear Mr. Rosenberg,

Horizon Pharma Public Limited Company (the “Company”, “we”, “our”) sets forth below its responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) as sent by you on January 3, 2017, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (“2015 Form 10-K”), as filed on February 29, 2016, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed on November 7, 2016. To facilitate your review, we have included in bold italics below the Staff’s comments as sent by you on January 3, 2017.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 29, 2016

Note 2: Summary of Significant Accounting Policies

Concentration of Credit Risk and Other Risks and Uncertainties, page F-14

1.	Please refer to your response to prior comment one. Tell us why the information you propose to include in future periodic reports to comply with ASC 280-10-50-42 reflects “gross sales” as opposed to “net sales,” which you present in the consolidated statement of comprehensive income.

Response

We acknowledge the Staff’s comment regarding the disclosures required by ASC 280-10-50-42.

The Company recognizes sales for products sold directly to various wholesale distributors and, occasionally, to independent pharmacies (together referred to as “Customers”). The Company recognizes gross sales when the medicine is received by Customers, which is when legal title passes.

Customers place orders for our medicines through third-party logistics providers that hold and ship our medicine inventories on our behalf. Pharmacies order our medicines directly from Customers, who in turn ship the medicines to the pharmacies. The pharmacies then dispense our medicines to patients based on prescriptions written by physicians.

Adjustments are made to gross sales in respect to co-pay and other patient assistance, government rebates and chargebacks, wholesaler fees, commercial rebates, medicine returns and prompt pay discounts. The vast majority of these payments are not made to Customers, rather they are made to co-pay assistance vendors, government bodies and pharmacy benefit managers based on data captured on a medicine-by-medicine basis, and the data necessary to allocate these amounts to Customers is not available.

We have available the information necessary to assign prompt pay discounts, medicine returns, chargebacks and wholesaler fees to specific Customers. However, the adjustments to net sales, including co-pay and other patient assistance, government rebates and commercial rebates, for which we do not have the data necessary to allocate to specific Customers make up a large and very material portion of our adjustments to gross sales. For example, adjustments for co-pay and other patient support payments and government rebates and commercial rebates represented almost 90% of our total gross-to-net sales adjustments in 2015. We therefore believe that providing the amount and percentage of gross sales by Customer is the more accurate and meaningful disclosure for the users of our financial statements.

Note 14: Segment Reporting and Other Information, page F-28

2.	Please refer to your response to prior comment two. Tell us what is meant by “combined basis” discussed on the top of page 4 of your response. In this regard, provide us a sample of the monthly discrete financial information that includes all three business units on a combined basis provided to and reviewed by the CODM, and tell us the items necessary to reconcile it to the Company’s consolidated net income.

Response

The use of “combined basis” and “consolidated basis” are interchangeable in the context of our response to prior comment two and are meant to refer to the results of the entire Company on a consolidated basis.

In response to the Staff’s request for a sample of the monthly discrete financial information provided to and reviewed by the CODM, the Company is furnishing this information under separate cover. The information contained therein reconciles directly to the Company’s consolidated net income for that period.

Note 18: Debt Agreement

Convertible Senior Notes, page F-44

3.	Please refer to your response to prior comment three. Regarding each of the line items within your consolidated statements of stockholders’ equity for 2014 and 2015 titled “issuance of ordinary shares in conjunction with inducement of convertible notes,” consider disclosing the amount netted therein that represents settlement consideration related to the reacquisition of the equity component. This will enable a reader to better understand the amount of the consideration transferred versus the reacquisition of the equity component. Also on page F-44, consider clarifying for each year’s conversion that:

•	the number of shares issued equaled the number of shares based on the underlying conversion option; and

•	the aggregate cash payments to the holders for additional exchange consideration was recorded as part of the loss.

Response

We acknowledge the Staff’s comments and in response will expand our disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (“2016 Form 10-K)” and in future applicable periodic filings as follows (in thousands):

•	In the consolidated statements of shareholders’ equity for the year ended December 31, 2014:

•	“Issuance of ordinary shares in conjunction with inducement of convertible notes (net of the reacquisition of the equity component of $129,776)”

•	In the consolidated statements of shareholders’ equity for the year ended December 31, 2015:

•	“Issuance of ordinary shares in conjunction with inducement of convertible notes (net of the reacquisition of the equity component of $243,984)”

•	In our notes to the consolidated financial statements where we describe the conversions, we will include the following statements:

•	“The number of shares issued equaled the number of shares based on the underlying conversion option. The aggregate cash payments to the holders for additional exchange consideration was recorded as part of the extinguishment loss.”

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 7, 2016

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4: Inventories, page 14

4.	Please refer to your response to prior comment four in which you propose to disclose in your inventories accounting policy note that the amortization of any step up in value for acquired inventory is recorded in the consolidated statement of comprehensive income (loss) based on actual sales, or usage, using the first-in, first-out convention. Tell us what “step up” represents and why it is relevant to a reader, and consider expanding your disclosure accordingly.

Response

In our consolidated financial statements, and as disclosed in our business combinations footnote, inventories acquired in business combinations were recorded at their estimated fair values. “Step up” represents the write-up of inventory from the lower of cost or market value (the historical book value as previously recorded on the acquired company’s balance sheet) to fair market value at the acquisition date. We acknowledge the Staff’s comments and in response will include this definition in the “Inventories” section of the summary of significant accounting policies footnote in our 2016 Form 10-K and in future applicable filings.

Because the amortization of the inventory step-up in the consolidated statements of comprehensive income is acquisition-related and will not continue indefinitely, and because these adjustments have a material effect on the Company’s gross profit, gross margin and net income (loss) for all affected periods, the Company disclosed such amounts within the notes to the consolidated financial statements and in management’s discussion and analysis of financial condition and results of operations, as it believes that such information is useful and meaningful to an investor’s understanding of the Company’s financial performance and operating trends.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 224-383-3263 or via email at phoelscher@horizonpharma.com.

Very truly yours,

/s/ Paul W. Hoelscher
Paul W. Hoelscher Executive Vice President, Chief Financial Officer

cc: Timothy P. Walbert

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